April 8, 2019

Melandrew Santos
Chief Executive Officer
Co-optrade
30 N. Gould Street Ste. 7837
Sheridan, WY 82801

       Re: Co-optrade
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed March 28, 2019
           File No. 024-10759

Dear Mr. Santos:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael C. Foland, Attorney-Advisor at (202) 551-6711 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Information Technologies
                                                             and Services